[Ropes & Gray LLP Letterhead]

September 2, 2009

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	The Hanover Insurance Group, Inc.

Form 10-K for Fiscal Year Ended December 31, 2008

Filed February 27, 2009

Form 10-Q for the Quarterly Period Ending March 31, 2009

Filed May 8, 2009

Schedule 14A Filed March 27, 2009

File No. 001-13754

Ladies and Gentlemen:

On behalf of The Hanover Insurance Group, Inc., this letter is to confirm our telephone conversation Wednesday afternoon, September 2, 2009 with Mr. Peklenk, Staff Accountant of the Securities and Exchange Commission, where we advised Mr. Peklenk that our response to the staff’s comment letter dated August 21, 2009 would be provided on or before September 18, 2009.

Very truly yours,

/s/ Julie H. Jones

Julie H. Jones

Cc:	J. Kendall Huber, Esq.

Warren E. Barnes

Patricia Norton-Gatto